NO ACT

PE
9-16-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11008184

November 16, 2011

Gregory R. Noe
Deere & Company
NoeGregoryR@JohnDeere.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-16-11

Re: Deere & Company
Incoming letter dated September 16, 2011

Dear Mr. Noe:

This is in response to your letter dated September 16, 2011 concerning the shareholder proposal submitted to Deere by William L. Zessar. We also have received a letter from the proponent dated September 26, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: William Zessar
*** FISMA & OMB Memorandum M-07-16 ***

November 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated September 16, 2011

The proposal relates to independence.

There appears to be some basis for your view that Deere may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Deere's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Specifically, the written statement from the "record holder" verified that the proponent had continuously held the securities for a period of one year as of June 13, 2011. However, the proposal was submitted after June 13, 2011. Accordingly, we will not recommend enforcement action to the Commission if Deere omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Deere relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

William Zessar

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

2011 OCT -4 AM 10: 32

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY EMAIL (shareholderproposals@sec.gov)
September 26, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company Request In Regard To Shareholder Proposals

I am responding to Deere & Company's (Deere) letter of September 16, 2011 for myself, Mr. Stolley, Mr. Yates and Mr. Grooms.

Some of us submitted stockholder proposals to Deere for the 2009 and 2010 annual meetings. Each proposal submission included a broker letter that was dated prior to the date of the submission. As an example, see my letter of May 6, 2009 to Deere and my broker letter, dated April 30, 2009 which are enclosed. In regard to those proposal submissions Deere did not claim, as it does now, that we violated an SEC Rule. Deere allowed our proposals to be voted on by stockholders in 2009 and 2010 even though the broker letters were dated earlier than our proposal submissions.

You will see from reading Deere's letter of September 16, 2011 and my letter to Mr. Noe dated July 12, 2011, marked Exhibit E, that we thought that Deere was claiming that it had not received our broker letters, not that the letters were inadequate. If Deere now wants to rely on the SEC Rule to exclude our proposals it should have told us that it had changed its position in regard to proof of stock ownership by broker letter. Deere did not tell us. Instead, Deere allowed us to be misled by its silence.

In light of Deere's prior policy of accepting a broker letter dated earlier than the submission date of the proposal we ask that the SEC deny Deere's request to exclude our proposals because our broker letters are dated earlier than the date our proposals were submitted.

The proposals, other than mine, are identical or substantially the same as proposals that have frequently been submitted for approval of stockholders of corporations other than Deere. Either the SEC has previously ruled that those proposals are not vague or indefinite or other corporations have concluded there is no merit to such a claim. Corporations usually oppose stockholder proposals and will contest them before the SEC when they think there is a basis for doing so. In regard to the last sentence of Mr. Stolley's proposal a reference to "applicable law" is often set forth in legal documents. Applicable law applies even if a proposal does not say anything about "applicable law." There is nothing vague about the last sentence.

Enclosures

cc: Gregory Noe

Very truly yours,

William Zessar

William Zessar

*** FISMA & OMB Memorandum M-07-16 ***

May 6, 2009

Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265

Re: Stockholder Proposal

Dear Sir/Madam:

Enclosed is my stockholder proposal for the 2010 annual meeting to be held on February 24, 2010. I request that my proposal be included in the proxy statement for that meeting pursuant to SEC Rule 14a-8.

If I am unable to attend the meeting I appoint John T. Yates, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** as my representative for all purposes in regard to my stockholder proposal. Mr. Yates is a stockholder of Deere & Company.

I have enclosed proof of my ownership of stock in Deere & Company. I intend to hold the shares through the annual meeting next year.

Sincerely,

[signature]

Page 7 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***



Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

September 16, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2012 Annual Meeting
Omission of Shareholder Proposal of William L. Zessar

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Deere & Company, a Delaware corporation ("Deere"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by William L. Zessar (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Deere's intent to omit the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the Proposal is copied below:

> RESOLVED, that the stockholders request that the Board of Directors take the necessary action to amend the Director Independence Categorical Standards of Deere & Company Corporate Governance Policies to state that: (1) no employee of Deere or of its direct or indirect subsidiaries can be on the board of directors of a company that Deere includes in its peer group to benchmark named executive officer (NEO) compensation; (2) no employee of a company that Deere includes in its peer group to benchmark its NEO compensation can be on the Board of Directors of Deere & Company.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Deere's view that it may exclude the Proposal from the 2012 proxy materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency;

- Rule 14a-8(i)(6) because Deere lacks the power or authority to implement the Proposal;

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Deere's ordinary business operations; and

- Rule 14a-8(i)(8) because the Proposal questions the competence, business judgment or character of two of Deere's board members.

III. Background

Deere received the Proposal on June 24, 2011, accompanied by a cover letter from the Proponent dated June 22, 2011. The Proposal was mailed to Deere, along with three other shareholder proposals submitted by other proponents, in a single envelope sent by the Proponent with a postmark dated June 23, 2011 (the "Combined Mailing"). The Combined Mailing also included a letter from Fidelity Brokerage Services LLC, dated June 14, 2011 (the "Broker Letter"), stating that "as of the close of business on June 13, 2011, Mr. Zessar is holding 400.812 shares of Deere & Company stock, and these shares have been continuously held in his accounts for over one year." A copy of the Proposal, the cover letter and the Broker Letter are attached hereto as Exhibit A.

After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on June 30, 2011, Deere sent a letter to the Proponent via Federal Express (the "First Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Deere stock continuously for at least one year as of the date of submission of the Proposal. The First Deficiency Letter also advised the Proponent that such written statement had to be submitted to Deere within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the First Deficiency Letter included a copy of Rule 14a-8. Deere obtained delivery confirmation from Federal Express that the First Deficiency Letter was delivered to the Proponent on July 1, 2011. A copy of the First Deficiency Letter is attached hereto as Exhibit B.

On July 1, 2011, Deere received an email from the Proponent indicating that broker letters had been enclosed in the Combined Mailing with respect to each of the proposals included therein. Deere also received a letter from the Proponent, dated July 2, 2011, containing, among other things, duplicate copies of the Proposal and the Broker Letter. On July 5, 2011, Deere received an email from the Proponent indicating that a duplicate copy of the Broker Letter was mailed on July 2, 2011. Copies of the Proponent's July 1 email, July 2 letter and July 5 email are attached hereto as Exhibit C.

On July 8, 2011, Deere sent another letter to the Proponent (the "Second Deficiency Letter"), without any legal obligation to do so, in order to confirm receipt of the correspondence described above and to reiterate that the information requested in the First Deficiency Letter must be transmitted to Deere within 14 days of the Proponent's receipt of the First Deficiency Letter. The Second Deficiency Letter included a copy of the First Deficiency Letter. A copy of the Second Deficiency Letter is attached hereto as Exhibit D.

On July 11, 2011, Deere received an email from the Proponent that referenced the Second Deficiency Letter and the broker letters, but did not attach any other evidence of the Proponent's requisite ownership of Deere stock. Deere then received a letter from the Proponent, dated July 12, 2011, which again referred Deere to the previously submitted broker letters. Copies of the Proponent's July 11 email and July 12 letter are attached hereto as Exhibit E.

Deere did not receive any further correspondence from the Proponent by the close of the 14-day response period.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Broker Letter fails to satisfy the requirements of Rule 14a-8(b). Pursuant to the rule, the Proponent is required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Deere shares from June 23, 2010 (one year prior to the date of submission) through June 23, 2011 (the date of submission). The Broker Letter does not make any such statement. Instead, the Broker Letter states the Proponent's ownership as of the close of business on June 13, 2011 (10 days before the date of the submission) and that such shares have been held for over one year as of that date. These statements do not provide the proper ownership information required under Rule 14a-8(b). Specifically, the Broker Letter does not provide evidence of the Proponent's continuous ownership of Deere shares for the one-year period ending June 23, 2011, the date on which its Proposal was submitted.

In Section C.1.c.(3) of SLB 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

As in the example above, the Broker Letter confirms that the Proponent owned the requisite number of Deere shares on a date (June 13, 2011) that was earlier than the date of the Proponent's submission of the Proposal (June 23, 2011), and fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the Proposal.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Verizon Communications Inc.* (January 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010); *AT&T Inc.* (December 16, 2010) (concurring with the exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *General Electric Co.* (October 7, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 22, 2010 and the record holder's one-year verification was as of June 16, 2010); *Hewlett-Packard Co.* (July 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010); *Int'l. Business Machines Corp.* (December 7, 2007) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 19, 2007 and the record holder's one-year verification was as of October 15, 2007); *Int'l. Business Machines Corp.* (November 16, 2006) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 5, 2006 and the record holder's one-year verification was as of October 2, 2006); and *Wal-Mart Stores, Inc.* (February 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the record holder's one-year verification was as of November 22, 2004).

Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Deere believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Deere.

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(6) Because Deere Lacks the Power or Authority to Implement the Proposal.

Under Rule 14a-8(i)(6), a shareholder proposal may be excluded from the company's proxy materials if the company would lack the power or authority to implement the proposal. Deere believes that the Proposal is excludable under Rule 14a-8(i)(6) because Deere cannot guarantee that, at all times, none of its directors would be employed by a peer group company and none of its employees would be a director of a peer group company, and the Proposal does not provide a mechanism or opportunity for Deere to cure a violation of the standard requested in the Proposal.

The Proposal presents a situation that is analogous to one discussed in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), where the Staff set forth its view that a proposal may be excluded from a company's proxy materials if it would require that a company's chairman or any other director maintain independence at all times and does not provide the board with an opportunity or mechanism to cure a violation of the standard in the proposal. As an example, the Staff cited *Allied Waste Industries, Inc.* (March 21, 2005), in which the Staff concurred with the exclusion of a proposal that "[t]he shareholders...urge the Board of Directors...to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair." Like the proposal in *Allied Waste,* the Proposal requests that Deere adopt a standard, to be applied to both the board of directors and all employees of Deere, that would require that the board of directors and Deere's employees maintain that standard at all times. Further, like the proposal in *Allied Waste,* the Proposal does not provide an opportunity or mechanism for the board or the company to cure a violation of the standard in the event that a director becomes employed by a peer group company or an employee becomes a director of a peer group company.

The Staff has consistently concurred in the exclusion of shareholder proposals that would require directors to maintain a certain standard at all times and that do not provide an opportunity to cure a violation of the standard requested in the proposal. See, e.g., *Time Warner Inc.* (January 26, 2010; *recon. denied* March 23, 2010), *Exxon Mobil Corp.* (January 21, 2010; *recon. denied* March 23, 2010) and *First Mariner Bancorp* (January 8, 2010; *recon. denied* March 12, 2010) (each concurring with the exclusion of a proposal requiring that the chairman be an independent director because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal"); see also *Noble Roman's Inc.* (March 12, 2010) (concurring with the exclusion of a proposal to require that the majority of board members be independent because "it does not appear to be within the power of the board of directors to ensure that a majority of the board retains its independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal"); *Verizon Communications Inc.* (February 8, 2007) (concurring with the exclusion of a proposal to require that the chairman be an independent director) and *E.I. du Pont de Nemours and Co.* (February 7, 2007) (concurring with the exclusion of a proposal to separate the roles of chairman and CEO and require that the chairman be an independent director). Similarly, the standard requested under the Proposal presents the same issues as in the foregoing proposals, namely that it is not within the power of Deere or its board to ensure that none of its directors become employed by a peer group company and that none of its employees are elected to serve as a director of a peer group company and that the Proposal fails to provide for an opportunity to cure a violation of the standard requested.

The Proposal is easily distinguished from the proposals that the Staff has determined are not excludable under Rule 14a-8(i)(6). In *Merck & Co. Inc.* (December 29, 2004), the Staff denied no-action relief in respect of a proposal requesting that the board establish a policy of separating the roles of chairman and CEO "whenever possible" to permit an independent director to serve as chairman. In *The Walt Disney Co.* (November 24, 2004), the proposal urged the board to adopt a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances." Consistent with the foregoing precedents, in SLB 14C, the Staff noted that "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)." See also *Parker-Hannifin Corp.* (August 31, 2009) (not permitting exclusion of an independent board chair proposal that specified, in the event a chairman who was independent at the time he or she was selected were no longer independent, the board would select a new chairman who satisfied the requirements of the proposal within 60 days) and *Bristol-Myers Squibb Co.* (February 7, 2005) (not permitting exclusion of a proposal requesting that the roles of chairman and CEO be separated "whenever possible"). The Proposal is distinguishable from the foregoing examples because the proposals contained in those letters included qualifying language that either did not require maintenance of the requested standard at all times or provided the company with an opportunity to cure a violation of the requested standard. No such qualifying language is included in the Proposal.

Because the Proposal would require that each director and each employee maintain the requested standard at all times, and because the Proposal contains no opportunity or mechanism to cure a violation of the standard requested in the Proposal, Deere believes that the Proposal may be excluded from its 2012 proxy materials pursuant to Rule 14a-8(i)(6).

VI. The Proposal May be Excluded from Deere's Proxy Materials Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Deere's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight, including, for example, "the management of the workforce, such as the hiring, promotion and termination of employees." The second consideration relates to the degree to which the proposal seeks to "micromanage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

It is well established that matters relating to a company's management of the workforce have long been considered ordinary business matters and are generally excludable under Rule 14a-8(i)(7). In 1993, the Staff stated that "[a]s a general rule, the Staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations," including, for example, "management of the workplace, employee supervision, labor management relations, employee hiring and firing, conditions of the employment and employee training and motivation." *United Technologies Corp.* (February 19, 1993). Consistent with this standard, the Staff has concurred with the exclusion of proposals relating to a variety of general employment policies. See, e.g., *Northrop Grumman Corp.* (March 18, 2010) (concurring with the exclusion of a proposal relating to the company's reduction-in-force policies, including the educational status of candidates, as relating to the company's ordinary business operations, i.e., "procedures for terminating employees"); *Donaldson Co., Inc.* (September 13, 2006) (concurring with the exclusion of a proposal relating to the company's ethical standards for employee relations, as relating to the company's ordinary business operations, i.e., "management of the workforce"); *The Southern Co.* (March 10, 2006) (concurring with the exclusion of a proposal that "any Southern Company employee who in the course of their employment commits or has committed fraud... shall have their employment terminated," as relating to the company's ordinary business operations, i.e., "the decision to dismiss employees"); *Boeing Co.* (February 25, 2005) (concurring with the exclusion of a proposal relating to the elimination of jobs and/or relocation of U.S.-based jobs to foreign countries, as relating to the company's ordinary business operations, i.e., "management of the workforce"); and *Int'l Business Machines Corp.* (February 3, 2004) (concurring with the exclusion of a proposal relating to IBM's domestic employment policies in connection with the offshoring of jobs, as relating to the company's ordinary business operations, i.e., "employment decisions and employee relations").

The Proposal requests that Deere adopt a policy that "no employee of Deere or its direct or indirect subsidiaries can be on the board of directors of a company that Deere includes in its peer group to benchmark named executive officer (NEO) compensation." In other words, the Proposal requests that Deere adopt an employment policy, which would not be limited to executive officers or senior management, but would apply to all of Deere's employees, that would prohibit employees from serving as a director of any peer group company and presumably would require compliance with such standard as a condition of employment. The policies and practices relating to the conditions and terms of employment are fundamental management functions and part of Deere's ordinary business operations. The effect of the Proposal would be to micromanage Deere's decision making with respect to its employees and the conditions of employment, decisions which are best left to management, and not shareholders, to determine.

Further, we note that the Staff generally does not permit exclusion of a proposal under Rule 14a-8(i)(7) as relating to ordinary business operations where the proposal is designed to address a significant social policy issue. For example, a proposal relating to management of the workforce and employment discrimination generally would not be excludable under Rule 14a-8(i)(7). See 1998 Release. However, the Proposal clearly does not implicate any significant social policy issue and would therefore be excludable as relating to Deere's ordinary business operations for the reasons explained above.

Because the Proposal relates to Deere's general employment policies and practices, attempts to micromanage the management of Deere's workforce and does not focus on a significant social policy issue, Deere believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(7).

VII. The Proposal May be Excluded from Deere's Proxy Materials Pursuant to Rule 14a-8(i)(8) Because the Proposal Questions the Competence, Business Judgment or Character of Two of Deere's Board Members.

Under Rule 14a-8(i)(8), a shareholder proposal may be excluded from a company's proxy materials if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." In 2010, the Commission adopted amendments to Rule 14a-8(i)(8) to expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors." Exchange Act Release No. 34-62764 (August 25, 2010) (the "2010 Release"). Although the Commission stayed the effectiveness of the amendment to Rule 14a-8(i)(8), we believe that the 2010 Release articulates the Commission's and the Staff's current view on the application of the exclusion. As explained in the 2010 Release, the amendment to Rule 14a-8(i)(8) "was not intended to change the staff's prior interpretations or limit the application of the exclusion" but rather to "provide more clarity to companies and shareholders regarding the application of the exclusion." See also Exchange Act Release No. 34-56914 (January 10, 2008) (noting that the Staff has taken the position that a proposal would be subject to exclusion under Rule 14a-8(i)(8) if the proposal "could have the effect of, or proposes a procedure that could have the effect of ... questioning the competence or business judgment of one or more directors").

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questions the competence, business judgment or character of directors. See *Rite Aid Corp.* (April 1, 2011) (concurring with the exclusion of a shareholder proposal to prohibit nomination of any non-executive board member who has "had any financial or business dealings ... with any member of senior management or the Company" because the supporting statement "appear[ed] to question the business judgment of board members" expected to stand for reelection); *Marriott International, Inc.* (March 12, 2010) (concurring with the exclusion of a shareholder proposal to reduce the compensation and size of the board because the proposal "appear[ed] to question the business judgment of a board member" expected to stand for reelection); *Brocade Communications Systems, Inc.* (January 31, 2007) (concurring with the exclusion of a shareholder proposal stating that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election," as appearing to "question the business judgment of board members" expected to stand for reelection); *Exxon Mobil Corp.* (March 20, 2002) (concurring with the exclusion of a shareholder proposal requesting separation of roles of chairman and chief executive officer and referring to the chief executive officer as causing "negative perceptions of the company" because it "appear[ed] to question the business judgment of ExxonMobil's chairman" who was standing for reelection); *Black & Decker Corp.* (January 21, 1997) (concurring with the exclusion of a shareholder proposal requesting that the board disqualify anyone who has served as chief executive from serving as chairman of the board because it "appear[ed] that the actions contemplated by the proposal, together with certain contentions made in the supporting statement, question[ed] the business judgment, competence and service of the Company's chief executive officer" who was standing for reelection).

Like the proposals and supporting statements in the foregoing precedents, the supporting statement of the Proposal explicitly questions the competence, business judgment or character of two of Deere's directors, Mr. Allen and Mr. Speer. The supporting statement specifically alleges that those directors have a conflict of interest with respect to certain compensation matters because of their employment and directorships and questions their suitability to serve on Deere's board of directors. Accordingly, Deere believes the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(8) because the Proposal and supporting statement questions the competence, business judgment or character of certain of Deere's board members.

VIII. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Deere excludes the Proposal from its 2012 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5467.

Very truly yours,

Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosures

cc: William L. Zessar

EXHIBIT A

William L. Zessar

*** FISMA & OMB Memorandum M-07-16 ***

June 22 , 2011

Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265

Re: Stockholder Proposal

Dear Sir/Madam:

Enclosed is my stockholder proposal for the 2012 annual meeting to be held on February 29, 2012. I request that my proposal be included in the proxy statement for that meeting pursuant to SEC Rule 14a-8.

If I am unable to attend the meeting I appoint J. Thomas Yates. *** FISMA & OMB Memorandum M-07-16 *** Tommy L. Grooms, *** FISMA & OMB Memorandum M-07-16 *** as my representative for all purposes in regard to my stockholder proposal. Both are stockholders of Deere & Company.

I have enclosed proof of my ownership of stock in Deere & Company. I intend to hold the shares through the annual meeting next year.

Sincerely,

William L. Zessar

EXHIBIT A

FIDELITY
PRIVATE CLIENT
GROUP®

Turn here℠



June 14, 2011

William L. Zessar

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Please accept this letter as confirmation that Mr. William L. Zessar is currently holding the position Deere & Company (DE) in your Fidelity accounts.

As of close of business on June 13, 2011, Mr. Zessar is holding 400.812 shares of Deere & Company stock, and these shares have been continuously held in his accounts for over one year.

If you have any questions regarding this issue or general inquiries for your account, please contact your Private Client Group team at 800-544-5704 for assistance.

Sincerely,

Andy Shum
High Net Worth Operations

Our File: W563458-13JUN11

EXHIBIT A

STOCKHOLDER PROPOSAL

RESOLVED, that the stockholders request that the Board of Directors take the necessary action to amend the Director Independence Categorical Standards of Deere & Company Corporate Governance Policies to state that: (1) no employee of Deere or of its direct or indirect subsidiaries can be on the board of directors of a company that Deere includes in its peer group to benchmark named executive officer (NEO) compensation; (2) no employee of a company that Deere includes in its peer group to benchmark its NEO compensation can be on the Board of Directors of Deere & Company.

SUPPORTING STATEMENT

Deere benchmarks NEO total compensation against companies in its peer group. "Compensation paid by our peer group is representative of the compensation we believe is required to attract, retain, and motivate executive talent...." (Deere Proxy Statement for 2011, p.37).

Samuel Allen, CEO/ Chairman of Deere & Company, is on the Deere Board of Directors and on the Board of Directors of Whirlpool Corp. He is on that company's Human Resources Committee which determines and approves compensation and benefits for elected officers. Whirlpool is included in Deere's peer group.

When Mr. Allen votes to increase officer compensation at Whirlpool he has a conflict of interest because the increase can impact his Deere compensation.

David Speer is on the Deere Board of Directors and on the Compensation Committee which approves compensation for the NEOs except for the CEO. Compensation for the CEO is approved by the Board of Directors (not including the CEO) after recommendation from the Compensation Committee. Mr. Speer is the CEO/Chairman of Illinois Tool Works, Inc. Deere is included in Illinois Tool Works peer group.

EXHIBIT A

When Mr. Speer votes to increase NEO compensation at Deere he has a conflict of interest because the increase can impact his Illinois Tool Works compensation.

Please put an end to this conflict of interest by voting in favor of this proposal.

Submitted by William L. Zessar

EXHIBIT B



Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY FEDERAL EXPRESS

June 30, 2011

William L. Zessar

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Zessar:

I am writing to acknowledge receipt on June 24, 2011 of your shareholder proposal (the "Proposal") submitted to Deere & Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Deere's proxy materials for the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Deere's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Deere common stock. Please provide a written statement from the record holder of your shares verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Deere common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Deere common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Deere reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Gregory R. Noe
Corporate Secretary and
Associate General Counsel

Enclosure

EXHIBIT B

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a , and/or , or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

EXHIBIT B

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on , or in shareholder reports of investment companies under of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf,

EXHIBIT B

must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including , which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

EXHIBIT B

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

EXHIBIT B

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, , you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under .

EXHIBIT C

Noe Gregory R

From:	william zessar*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, July 01, 2011 12:19 PM
To:	Noe Gregory R
Subject:	Stockholder proposal

I have received your letter of June 30, 2011. The documents I submitted with my stockholder proposal included a June 14, 2011 letter from Fidelity stating my ownership of stock in Deere & Company.

The envelope which I mailed included proposals from Mr. Grooms, Stolley and Yates and included letters from their brokers. Please check those documents and let me know by email whether you have found the broker letters. Thank you, Bill Zessar

EXHIBIT C

William L. Zessar

*** FISMA & OMB Memorandum M-07-16 ***

July 2, 2011

Gregory Noe
Corporate Secretary
Deere & Company
One John Deere Road
Moline, Illinois 61265

Re: Response to Notice of Deficiency

Dear Mr. Noe:

Per your request enclosed are broker letters for myself , Grooms, Stolley and Yates. These letters are as follows: Zessar (Fidelity, June 14, 2011); Grooms (Oppenheimer, June 13, 2011); Stolley (Edward Jones, June 13, 2011) and Yates (Beyer & Rock, June 20, 2011).

As I stated in my email to you (July 1, 2011) I mailed four stockholder proposals in the envelope that you stated you received on June 24, 2011. I placed the documents including cover and broker letters in the envelope.

Sincerely,

William L. Zessar

EXHIBIT C

FIDELITY
PRIVATE CLIENT
GROUP®


Turn here
Fidelity
INVESTMENTS

June 14, 2011

William L. Zessar

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Please accept this letter as confirmation that Mr. William L. Zessar is currently holding the position Deere & Company (DE) in your Fidelity accounts.

As of close of business on June 13, 2011, Mr. Zessar is holding 400.812 shares of Deere & Company stock, and these shares have been continuously held in his accounts for over one year.

If you have any questions regarding this issue or general inquiries for your account, please contact your Private Client Group team at 800-544-5704 for assistance.

Sincerely,

Andy Shum
High Net Worth Operations

Our File: W563458-13JUN11

EXHIBIT C



Frank Williams
Senior Dir[illegible] Investments

O[illegible]heimer & Co. Inc.
500 W[illegible] Mad[illegible]
S[illegible] 1100
Ch[illegible] IL 60661
Phone 312-360-5650
Fax 312-360-7122
Toll [illegible]-621-2103
[illegible]

Transact Business on all Principal [illegible]

June 13, 2011

To Whom It May Concern:

Tommy L. Grooms is the beneficial owner of 100 shares of Deere & Company (DE), held in "Street name" with Oppenheimer & Co. Inc. The shares were purchased on 01/06/2010, and Mr. Grooms has held them continuously for over a one year period of time since then.

Yours truly,

Frank Williams
Senior Director, Investments

EXHIBIT C


BEYER & ROCK
INVESTMENTS, LLC
Since 1946

J. Thomas Yates

June 20, 2011

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern:

Please use this letter to confirm that Mr. J. Thomas Yates has continuously held 210 shares of Deere & Company stock for more than one year in the above account. The account is registered to J. Thomas Yates IRA. (A sale of 200 shares in Dec. 2010 resulted in current share balance of 210 shares)

Sincerely,

Judy Del Vecchio

Judy Del Vecchio
Beyer & Rock Investments

Paul Revere Square • 2322 E. Kimberly Rd. • Suite 150 North • Davenport, IA 52807
563-355-7754 •1-800-682-3937 • Fax: 563-355-7640

Securities offered through Hancock Securities Group, LLC Member FINRA and SIPC

EXHIBIT C

aniel M. Timmons
Financial Advisor
daniel.timmons@edwardjones.com

5515 Jersey Ridge Road Suite C
Davenport, IA 52807
Bus. 563-441-5655
Fax 888-259-8177
www.edwardjones.com

Edward Jones
MAKING SENSE OF INVESTING

June 13, 2011

Gary Stolley

*** FISMA & OMB Memorandum M-07-16 ***

Dear Gary:

___ Here's some information relating to your investment. Please review it.

X As you requested.

___ No action is needed on your part. Please call if you have questions.

___ Please call us. I feel we should discuss this.

___ Enclosed is important account information. Please check it for accuracy, sign and return it in the enclosed envelope.

___ For your information.

___ I will call you shortly to discuss.

Sincerely,

Daniel M. Timmons
Financial Advisor

Enc: Documents

EXHIBIT C

6/13/2011

o whom it may concern:

This letter is to certify that Gary Stolley owns 100 shares of John Deere ompany common stock. This stock has been owned by Gary Stolley for longer han one year.

an Timmons
inancial Advisor
dward Jones Investments
515 Jersey Ridge Rd
avenport, Iowa 52807
63-441-5655 or 1-888-259-8177

EXHIBIT C

Edwards Ron J

From:	william zessar *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, July 05, 2011 7:12 AM
To:	Noe Gregory R
Subject:	Stockholder Proposals

On July 2, 2011 I mailed four broker letters on behalf of Mr. Grooms, Stolley, Yates and myself to you. I will assume that you have received those letters unless you notify me otherwise. Bill Zessar

EXHIBIT D



Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY FEDERAL EXPRESS

July 8, 2011

William L. Zessar

*** FISMA & OMB Memorandum M-07-16 ***

RE: Response to Notice of Deficiency

Dear Mr. Zessar:

We have received your email message dated July 1, 2011 and your letter dated July 2, 2011 in response to our deficiency letter dated June 30, 2011 (the "June 30 Letter"), and had previously received the broker letters included in your July 2 letter. The information requested in the June 30 Letter must be postmarked or electronically transmitted to us no later than 14 calendar days from the date you received the June 30 Letter. A copy of the June 30 Letter (which includes a copy of Rule 14a-8) is attached hereto for your convenience.

Very truly yours,

Gregory R. Noe
Corporate Secretary and
Associate General Counsel

Enclosure

EXHIBIT D



Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY FEDERAL EXPRESS

June 30, 2011

William L. Zessar

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Zessar:

I am writing to acknowledge receipt on June 24, 2011 of your shareholder proposal (the "Proposal") submitted to Deere & Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Deere's proxy materials for the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Deere's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Deere common stock. Please provide a written statement from the record holder of your shares verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Deere common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Deere common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Deere reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Gregory R. Noe
Corporate Secretary and
Associate General Counsel

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a . , and/or , or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

EXHIBIT D

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on , or in shareholder reports of investment companies under of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf,

must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including , which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

EXHIBIT D

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

EXHIBIT D

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, [illegible], you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under [illegible].

EXHIBIT E

Noe Gregory R

From: william zessar *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, July 11, 2011 7:01 AM
To: Noe Gregory R
Subject: Stockholder proposals

In your letter of July 8, 2011 you refer to the information you requested in your June 30 letter and again ask for it. The June 30 letter only requested proof of stock ownership which you admit you have received not once but twice. What information are you now asking for? Surely, not the broker letters.

If there is something you believe we have not provided please respond by email. Bill Zessar

EXHIBIT E

William Zessar

*** FISMA & OMB Memorandum M-07-16 ***

July 12, 2011

Gregory Noe
Corporate Secretary
Deere & Company
One John Deere Road
Moline, Illinois 61265

Dear Mr. Noe:

As Deere stockholders we have the legal right to submit proposals. Deere does not have the right, however, to respond by harassing us.

You erroneously wrote us that we had not included proof of stock ownership with our proposals (your letter of June 30, 2011).

After receiving a copy of the broker letters with my letter of July 2 you wrote Mr. Grooms, Stolley and Yates on July 6 asking that they authorize that I had authority to act on their behalf. Letters that were included with their proposals stated that they had included proof of ownership of Deere stock (the broker letters).

All I did was copy the broker letters, attach a cover letter and mail those documents to you------ the same things your secretary does for you. They have to give written permission for me to perform ministerial, non-discretionary functions? You did not need authorization. That was a superfluous demand.

In your letter of July 8 you acknowledge that Deere "had previously received the broker letters" included with my July 2 letter, just as I had told you in my email of July 1. So why did you then refer to the information requested in your June 30 letter stating that we had 14 calendar days to transmit it from the date of receipt of that letter? The only information requested was proof of stock ownership. Are you asking for yet another copy of the broker letters or something else? This is the same question I asked you by email yesterday at 7:00 AM. I ask it again because you have not answered my email.

This is not the first time Deere has engaged in unseemly conduct in regard to stockholder proposals. Enclosed is a copy of my November 20, 2008 letter to the SEC.

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If Deere's goal is to discourage us from submitting stockholder proposals forget it. We will continue to submit proposals that we believe will improve the company, a company we have a stake in not only as investors but as retirees.

Sincerely,

William Zessar

EXHIBIT E

William Zessar

*** FISMA & OMB Memorandum M-07-16 ***

November 20, 2008

VIA EMAIL

Michael Reedich
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Deere & Company--- Letters of November 14 and October 22, 2008 from Shearman & Sterling

Dear Mr. Reedich:

Now we know three important facts from the Shearman & Sterling letters of November 14 and October 22, 2008 and my letter of November 7, 2008:

1. The date stamps on the Gabbard and Missionary Oblates of Mary Immaculate proposals prove that Deere received the Gabbard proposal (August 29, 2008) before it received the Missionary Oblates proposal (September 2, 2008).

2. Deere did not include a copy of the Missionary Oblates proposal with the October 22, 2008 letter to the Commission. Deere did not tell the Commission that the Gabbard proposal was received first.

3. Deere refused to provide Mr. Gabbard with a copy of the Missionary

EXHIBIT E

Oblates proposal when he talked with Deere on October 18, 2008. Deere did not tell him that the Missionary Oblates proposal had been received after his proposal.

Which proposal did Deere receive first? I raised that issue in my letter of November 7. Deere did not answer the question in its response of November 14. Instead, Deere included a copy of the Missionary Oblates proposal and left the Commission to compare the date stamps on both proposals.

What I think Deere should have done it failed to do. It should have told the Commission in the letter of October 22 that the Gabbard proposal had been received first and then made the argument it made in the second paragraph of the November 14 letter. If it had done that the Commission would have had all the relevant facts it needed to decide which proposal was the one that was "previously submitted."

What action should the Commission take against Deere and Shearman & Sterling for their failure to tell the Commission in the October 22 letter that the Gabbard proposal was received first? I have no suggestion but I ask that the Commission review this matter and make that decision.

It also up to the Commission to determine which proposal was "previously submitted" pursuant to Rule 14a-8(i)(11).

Sincerely,

William Zessar

cc: Lisa Jacobs
cc: Mary Jones